SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               (X) ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


                                       OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




              FOR THE TRANSITION PERIOD FROM ________ TO __________
                           COMMISSION FILE NO. 2-70746



                       CENTRAL AND SOUTH WEST CORPORATION
                             RETIREMENT SAVINGS PLAN





                            (FULL TITLE OF THE PLAN)



                       CENTRAL AND SOUTH WEST CORPORATION
             1616 WOODALL RODGERS FREEWAY, DALLAS, TEXAS 75202-1234




     (NAME AND ADDRESS OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE
                                     PLAN.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Central and South West System
Benefits Advisory Committee:

We have audited the accompanying statements of net assets available for benefits of the Central and South West Corporation Retirement Savings Plan ( "the Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 1997. These financial statements, and the schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and 1996, and the changes in its net assets available for benefits for each of the three years ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP


Dallas, Texas,
June 20, 1998


                                                CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                         AS OF DECEMBER 31, 1997
                                                              (IN THOUSANDS)



                                          FIXED         CSW          ASSET       CAPITAL     GROWTH AND
                                          INCOME     CORPORATION  ALLOCATION   APPRECIATION   INCOME        LOAN
                                           FUND      STOCK FUND      FUND         FUND         FUND         FUND        TOTAL
                                        ----------   ----------   -----------   ----------   ---------    ---------   ----------
INVESTMENTS
Investment Contracts,
   at contract value                  $     4,873   $        -   $         -  $         -   $       -   $        -   $    4,873
Common stock, 11,022 shares,
   at market value (cost of $207,616)           -      298,295             -            -           -            -      298,295
Mutual funds and Common/Collective
   trusts, at market value                149,023            -        22,533       68,927      84,314            -      324,797
Fixed income temporary investments,
   at market value                          4,453        2,549             -            -           -            -        7,002
Loans to participants                           -            -             -            -           -       30,903       30,903
                                        ----------   ----------   -----------   ----------   ---------    ---------   ----------
                                          158,349      300,844        22,533       68,927      84,314       30,903      665,870
                                        ----------   ----------   -----------   ----------   ---------    ---------   ----------
CURRENT ASSETS
Accounts receivable
   Participants                               176          323            50          187         222            -          958
   Employer                                   102          176            25           93         110            -          506
   Sales pending settlement                    76            -             -            -           -            -           76
   Accrued interest                         1,115           21             -            -           -            -        1,136
                                        ----------   ----------   -----------   ----------   ---------    ---------   ----------
                                            1,469          520            75          280         332            -        2,676
                                        ----------   ----------   -----------   ----------   ---------    ---------   ----------
Total Assets                              159,818      301,364        22,608       69,207      84,646       30,903      668,546
                                        ----------   ----------   -----------   ----------   ---------    ---------   ----------

LIABILITIES
Accrued expenses                               16           95             2            6           7            -          126
                                        ----------   ----------   -----------   ----------   ---------    ---------   ----------
Total Liabilities                              16           95             2            6           7                       126
                                        ----------   ----------   -----------   ----------   ---------    ---------   ----------


NET ASSETS AVAILABLE FOR BENEFITS     $   159,802   $  301,269   $    22,606  $    69,201   $  84,639   $   30,903   $  668,420
                                        ==========   ==========   ===========   ==========   =========    =========   ==========




                                            THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                                               CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                        AS OF DECEMBER 31, 1996
                                                             (IN THOUSANDS)



                                        FIXED          CSW         ASSET      CAPITAL     GROWTH AND
                                       INCOME      CORPORATION   ALLOCATION APPRECIATION    INCOME       LOAN
                                        FUND        STOCK FUND      FUND        FUND         FUND        FUND         TOTAL
                                      ----------    ---------    ---------   ----------    ---------    --------    ----------
INVESTMENTS
Investment Contracts,
   at contract value                  $    7,091   $        -   $        -  $         -   $        -   $       -   $     7,091
Common stock, 10,917 shares,
   at market value (cost of $165,547)          -      279,744            -            -            -           -       279,744
Mutual funds and Common/Collective
   trusts, at market value               150,948            -       16,070       53,273       52,322           -       272,613
Fixed income temporary investments,
   at market value                         6,133        3,381            -                                     -         9,514
Loans to participants                          -            -            -            -            -      30,609        30,609
                                       ----------   ----------   ----------  -----------   ----------   ---------   -----------
                                         164,172      283,125       16,070       53,273       52,322      30,609       599,571
                                       ----------   ----------   ----------  -----------   ----------   ---------   -----------
CURRENT ASSETS
Accounts receivable
   Participants                              173          373           30          135          118           -           829
   Employer                                   83          179           13           57           50           -           382
   Accrued interest                          772            6            -            -            -           -           778
                                       ----------   ----------   ----------  -----------   ----------   ---------   -----------
                                           1,028          558           43          192          168           -         1,989
                                       ----------   ----------   ----------  -----------   ----------   ---------   -----------
Total Assets                             165,200      283,683       16,113       53,465       52,490      30,609       601,560
                                       ----------   ----------   ----------  -----------   ----------   ---------   -----------

LIABILITIES
Purchases pending settlement                   -            -            -            1            -           -             1
Accrued expenses                              25           45            2            4            5           -            81
                                       ----------   ----------   ----------  -----------   ----------   ---------   -----------
Total Liabilities                             25           45            2            5            5                        82
                                       ----------   ----------   ----------  -----------   ----------   ---------   -----------


NET ASSETS AVAILABLE FOR BENEFITS     $  165,175   $  283,638   $   16,111  $    53,460   $   52,485   $  30,609   $   601,478
                                       ==========   ==========   ==========  ===========   ==========   =========   ===========




                                            THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                                            CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                                                (IN THOUSANDS)



                                 FIXED          CSW           ASSET       CAPITAL        GROWTH AND
                                 INCOME      CORPORATION   ALLOCATION   APPRECIATION       INCOME          LOAN
                                  FUND        STOCK FUND      FUND         FUND             FUND           FUND           TOTAL
                                ---------   -------------  ----------   ------------    ------------   ------------   ------------
STATEMENT OF CHANGES
IN NET ASSETS
Balance, beginning of year    $   165,175   $   283,638  $    16,111   $     53,460   $      52,485  $      30,609  $     601,478
                                ----------    ----------   ----------   ------------    ------------   ------------   ------------

ADDITIONS
Contributions
      Participants                  4,644         8,571        1,091          4,268           4,739              -         23,313
      Employers                     2,356         4,114          474          1,851           2,095              -         10,890
Net earnings                        7,061        32,562        2,921         11,035          17,349          2,740         73,668
                                ----------    ----------   ----------   ------------    ------------   ------------   ------------
      Total additions              14,061        45,247        4,486         17,154          24,183          2,740        107,871
                                ----------    ----------   ----------   ------------    ------------   ------------   ------------

Interfund transfers                (4,967)      (10,089)       3,200          1,654          11,692         (1,490)             -

DEDUCTIONS
Cash distributions                 14,467        11,964        1,191          3,067           3,721            956         35,366
Distribution of securities              -         5,563            -              -               -              -          5,563
                                ----------    ----------   ----------   ------------    ------------   ------------   ------------
      Total distributions          14,467        17,527        1,191          3,067           3,721            956         40,929
                                ----------    ----------   ----------   ------------    ------------   ------------   ------------
BALANCE, END OF YEAR          $   159,802   $   301,269  $    22,606   $     69,201   $      84,639  $      30,903  $     668,420
                                ==========    ==========   ==========   ============    ============   ============   ============


DETAIL OF NET EARNINGS
Dividends                     $         -   $    18,657  $     1,252   $     10,555   $       8,284  $           -  $      38,748
Interest income                     7,393           144            -              -               -              -          7,537
Interest income on loans                -             -            -              -               -          2,740          2,740
Realized loss on common stock           -          (380)           -              -               -              -           (380)
Realized gain/(loss) on sales
  of investments                   (3,382)       (7,673)          26          2,295           5,075              -         (3,659)
Current year unrealized
  appreciation(depreciation)        3,533        22,257        1,670         (1,728)          4,088              -         29,820
Expenses                             (483)         (443)         (27)           (87)            (98)             -         (1,138)
                                ----------    ----------   ----------   ------------    ------------   ------------   ------------
Net earnings                  $     7,061   $    32,562  $     2,921   $     11,035   $      17,349  $       2,740  $      73,668
                                ==========    ==========   ==========   ============    ============   ============   ============




                                        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                                           CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                     FOR THE YEAR ENDED DECEMBER 31, 1996
                                                                (IN THOUSANDS)



                                    FIXED          CSW           ASSET         CAPITAL     GROWTH AND
                                    INCOME      CORPORATION   ALLOCATION    APPRECIATION     INCOME          LOAN
                                     FUND        STOCK FUND      FUND           FUND          FUND           FUND           TOTAL
                                  ----------   -------------  -----------   ------------   ------------   ------------   -----------
STATEMENT OF CHANGES
IN NET ASSETS
Balance, beginning of year      $   166,121   $    314,788  $     12,092   $     38,511  $      33,428  $    28,825  $     593,765
                                  ----------    -----------   -----------   ------------   ------------   ----------   ------------

ADDITIONS
Contributions
      Participants                    4,688         10,710           739          3,370          2,727            -         22,234
      Employers                       2,156          4,649           280          1,265          1,049            -          9,399
Net earnings/(loss)                   7,869         (4,884)        1,994          6,825          7,845        2,626         22,275
                                  ----------    -----------   -----------   ------------   ------------   ----------   ------------
      Total additions                14,713         10,475         3,013         11,460         11,621        2,626         53,908
                                  ----------    -----------   -----------   ------------   ------------   ----------   ------------

Interfund transfers                  (1,198)       (17,358)        2,047          5,753         10,318          438              -

DEDUCTIONS
Cash distributions                   14,461         18,561         1,041          2,264          2,882        1,280         40,489
Distribution of securities                -          5,706             -              -              -            -          5,706
                                  ----------    -----------   -----------   ------------   ------------   ----------   ------------
      Total distributions            14,461         24,267         1,041          2,264          2,882        1,280         46,195
                                  ----------    -----------   -----------   ------------   ------------   ----------   ------------
BALANCE, END OF YEAR            $   165,175   $    283,638  $     16,111   $     53,460  $      52,485  $    30,609  $     601,478
                                  ==========    ===========   ===========   ============   ============   ==========   ============


DETAIL OF NET EARNINGS
Dividends                       $         -   $     19,250  $        919   $      3,480  $       3,745  $         -  $      27,394
Interest income                       7,342            148             -              -              -            -          7,490
Interest income on loans                  -              -             -              -              -        2,626          2,626
Realized loss on common stock             -             (7)            -              -              -            -             (7)
Realized gain/(loss) on sales
  of investments                     (1,672)          (379)          (13)           640          1,269            -           (155)
Current year unrealized
  appreciation(depreciation)          2,748        (23,403)        1,108          2,774          2,891            -        (13,882)
Expenses                               (549)          (493)          (20)           (69)           (60)           -         (1,191)
                                  ----------    -----------   -----------   ------------   ------------   ----------   ------------
Net earnings/(loss)             $     7,869   $     (4,884) $      1,994   $      6,825  $       7,845  $     2,626  $      22,275
                                  ==========    ===========   ===========   ============   ============   ==========   ============




                                        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                                           CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                    FOR THE YEAR ENDED DECEMBER 31, 1995
                                                               (IN THOUSANDS)



                                   FIXED         CSW           ASSET          CAPITAL        GROWTH AND
                                  INCOME      CORPORATION    ALLOCATION     APPRECIATION      INCOME          LOAN
                                   FUND       STOCK FUND       FUND             FUND           FUND           FUND          TOTAL
                                -----------   -----------   ------------    ------------   ------------   ------------    ---------
STATEMENT OF CHANGES
IN NET ASSETS
Balance, beginning of year    $    158,268  $    248,403   $      9,203   $      26,647  $      21,596  $      22,648   $  486,765
                                -----------   -----------    -----------    ------------   ------------   ------------    ---------

ADDITIONS
Contributions
      Participants                   5,358        12,055            692           2,891          2,134              -       23,130
      Employers                      2,384         5,095            269           1,095            825              -        9,668
Net earnings                        11,934        76,390          1,872           7,706          7,472          2,155      107,529
                                -----------   -----------    -----------    ------------   ------------   ------------    ---------
      Total additions               19,676        93,540          2,833          11,692         10,431          2,155      140,327
                                -----------   -----------    -----------    ------------   ------------   ------------    ---------

Interfund transfers                    550       (10,494)           466           1,114          2,476          5,888            -

DEDUCTIONS
Cash distributions                  12,373        11,749            410             942          1,075          1,866       28,415
Distribution of securities               -         4,912              -               -              -              -        4,912
                                -----------   -----------    -----------    ------------   ------------   ------------    ---------
      Total distributions           12,373        16,661            410             942          1,075          1,866       33,327
                                -----------   -----------    -----------    ------------   ------------   ------------    ---------
BALANCE, END OF YEAR          $    166,121  $    314,788   $     12,092   $      38,511  $      33,428  $      28,825   $  593,765
                                ===========   ===========    ===========    ============   ============   ============    =========


DETAIL OF NET EARNINGS
Dividends                     $          -  $     18,858   $        738   $       1,503  $       1,918  $           -   $   23,017
Interest income                      6,888           220              -               -              -              -        7,108
Interest income on loans                 -             -              -               -              -          2,155        2,155
Realized gain on common stock            -           541              -               -              -              -          541
Realized gain on sales
   of investments                    3,037           941            164           2,602            959              -        7,703
Current year unrealized
   appreciation                      2,437        56,206            984           3,643          4,628              -       67,898
Expenses                              (428)         (376)           (14)            (42)           (33)             -         (893)
                                -----------   -----------    -----------    ------------   ------------   ------------    ---------
Net earnings                  $     11,934  $     76,390   $      1,872   $       7,706  $       7,472  $       2,155   $  107,529
                                ===========   ===========    ===========    ============   ============   ============    =========




                                       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                       CENTRAL AND SOUTH WEST CORPORATION
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE PLAN

    The Central and South West Corporation (the Corporation) Employees' Thrift Plan (Thrift Plan) , a defined contribution plan, was adopted by the Corporation effective December 22, 1959, and was renamed "Central and South West Corporation Thrift Plus" (Thrift Plus), effective January 1, 1991. It was renamed "Central and South West Corporation Retirement Savings Plan" (the Plan), effective July 1, 1997. The following Central and South West System companies are participating employers in the Plan:

          Central Power and Light Company (CPL)
          Public Service Company of Oklahoma (PSO)
          Southwestern Electric Power Company (SWEPCO)
          West Texas Utilities Company (WTU)
          Central and South West Services, Inc. (CSWS)
          Central and South West Energy (CSWE)
          CSW Energy Services, Inc.
          C3 Communications, Inc.
          CSW ChoiceCom
          EnerShopSM, Inc.

    The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

                                 ADMINISTRATION

    The Plan is administered by the Corporation's plan administrator as directed by the Benefits Advisory Committee. The Benefits Advisory Committee consists of the Chairman, President and Chief Executive Officer; Executive Vice President, President and Chief Executive Officer, CSW Enterprises; Executive Vice President, President and Chief Executive Officer, CSW Electric; Senior Vice President and Chief Financial Officer; Senior Vice President and General Counsel; and the President and Chief Executive Officers of CPL, PSO, SWEPCO, WTU, and other persons the Chief Executive Officer of the Corporation may appoint. The Plan assets are managed by the Investment Policy Committee and Investment Committee. The Investment Policy Committee is comprised of the Chairman, and Chief Executive Officer; President and Chief Operating Officer; Executive Vice President and General Counsel; Executive Vice President and Chief Financial Officer; Vice President, Customer Relations and Corporate Development; Senior Vice President, Electric Operations; and Senior Vice President External Affairs. The Investment Committee is comprised of the Senior Vice President and Chief Financial Officer; Treasurer; Controller; Vice President, Customer Relations and Corporate Development; Vice President Associate General Counsel and Corporate Secretary; Vice President Human Resources; and Director of Trusts and Investments of the Corporation. No member of these Committees may receive any compensation for their services in that capacity.

    The Plan assets are held in a tax exempt trust at Mellon Trust. Mellon Trust serves as trustee for the Plan.

                                  PARTICIPATION

    Any full time employee of the participating employers is eligible to become a voluntary participant once they have completed 1 hour of service. Any part-time employee is eligible to become a voluntary participant once they have completed 1 year of service. At December 31, 1997 and 1996, there were 8,167 and 8,250 participants in the Plan respectively.


                   PARTICIPANTS' AND EMPLOYERS' CONTRIBUTIONS

    Generally, eligible employees electing to participate in the Plan may make contributions in 1% increments up to 15% of their salary. The employers contribute an amount equal to 75% of the participant's elective deferrals to a maximum of 6% of the participants compensation, subject to certain limitations. Participants can elect to place their deposits and employer contributions in a Fixed Income Fund, CSW Corporation Stock Fund, Asset Allocation Fund, Capital Appreciation Fund, or Growth and Income Fund. All contributions are deposited to the trust after each pay period. The Tax Reform Act of 1986 restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan. Participants are allowed to change investment elections, change contribution percentages, or move existing fund balances on a daily basis.

    Forfeitures of the employers' contributions resulting from termination of participation in the Plan without a fully vested interest are used by the employers to reduce their future contributions. Forfeitures are reinstated if the participant is re-employed by the employer and returns to the Plan within five years. The amount of forfeitures for the years ended December 31, 1997,1996, and 1995 were $60,586, $57,345, and $30,250, respectively.

    Net contributions made by the employers and the participating employees to the Plan for the years ended December 31, 1997, 1996, and 1995, were approximately $34,200,000, $31,600,000, and $32,800,000, respectively.

                                     VESTING

    Participants are immediately vested in their own contributions, both pre-tax and after-tax, plus any actual earnings thereon. Vesting in the employer matching contributions and the investment earnings thereon results when one of the following events occurs: (i) completion of five years of service with a participating employer; (ii) termination of employment after reaching age 55;
(iii) disability; or (iv) death.

                          DISTRIBUTIONS AND WITHDRAWALS

    A participant's account shall be distributed at the option of the participant, to the participant or the participant's designated beneficiary, upon termination of employment or death. In the event of termination of a participant's employment before reaching age 55, other than by death, there shall be available to the participant for distribution (i) in the case of a participant who had completed five years of service, the entire balance of the participant's account, whether attributable to the participant's or the employer's contributions; or (ii) in the case of a participant who has not fulfilled this requirement, only the balance of the Plan account attributable to the participant's own contributions and the earnings thereon.

    A participant may make withdrawals at any time from any remaining contributions previously made, but not exceeding the entire balance in the account. Participants may elect to receive the funds either by lump sum, equal to market value at time of withdrawal, or an actuarialy determined annuity payment, or by rolling the funds into another qualified Plan of the participant's choice. Employer contributions credited to a participating employee's account and the earnings thereon may not be withdrawn by or paid to the employee except upon termination as described above or unless the employee has attained the age of 59 1/2.

                                 PLAN AMENDMENTS


    The Plan was restated effective July 1, 1997. The restated Plan Document incorporates all prior amendments as well as the following enhancements: (i) The name of the plan was changed from Thrift Plus to The Retirement Savings Plan.
(ii) An employee of a participating employer becomes eligible to participate after completing one hour of service instead of one year of service. The twenty-one years of age eligibility requirement was eliminated. (ii) A participant may now contribute up to 15% of his/her total compensation on a pre-tax or after-tax basis, instead of 12%. (iii) The employer will now contribute matching contributions of 75% of elective deferrals up to the first 6% of total compensation contributed by any participant, instead of 50% of base pay for participants with less than twenty years of service and 75% for those participants with twenty or more years of service. Total compensation is the sum of base pay, overtime, commissions, bonuses, awards and shift differential.

(2) SUMMARY OF ACCOUNTING POLICIES

                               BASIS OF ACCOUNTING

    These financial statements are prepared on the accrual basis of accounting.

                                USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 STOCK PURCHASES

    Shares of CSW Corporation stock for the Plan are purchased in the open market, by private purchase from the Corporation, by matching purchases and sales directed by two or more of the Plan participants (or their beneficiaries) or otherwise, as the Plan trustee, Mellon Bank, may determine. The trustee, at its discretion, may time the execution of purchase orders for the purpose of limiting or spreading daily volume of purchases, as it shall deem in the best interest of the participants.

                                    EXPENSES

     The administrative expenses and trustee fees are paid by the Plan and not by the participating employers. In 1997, 1996, and 1995, these expenses were $1,138,000, $1,191,000, and $893,000, respectively.


                                 HOLDING ACCOUNT

     To expedite processing in the daily valuation environment, a holding account was established within the Plan to facilitate the daily transfer activity associated with the Plan such as contributions, distributions, and forfeitures. At December 31, 1997 and 1996 there was approximately $913,000 and $2.1 million in the account which represents the following items: $243,000 and $1.6 million attributable to outstanding participant distributions, $259,000 and $200,000 of short-term earnings of the account, $249,000 and $200,000 of other miscellaneous items, and $162,000 and $100,000 of forfeitures not yet used to offset participating employer's contributions. There were no contributions remaining in the holding account at December 31, 1997 and 1996 that had not been applied to participants' balances.


                              FEDERAL INCOME TAXES

    The Internal Revenue Service has determined and informed the Corporation by a letter dated October 26, 1994 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the letter. However, the Plan administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.


(3) TERMINATION OF PARTICIPATING EMPLOYER

    Effective June 6, 1996 Central and South West Corporation sold Transok Inc., a participating employer, to Tejas Gas Corporation. Active participation in Thrift Plus ended on this date for all plan participants employed by Transok. On that date all participants employed by Transok, Inc. became 100% vested in their balances. Transok employees will be able to leave their current balances in the Plan if they so desire, however, they will no longer be allowed to make any future contributions to the Plan. The Plan sponsor does not anticipate any adverse or material effects to the Plan due to this sale.


(4) INVESTMENT OPTIONS

The investments of the Plan are stated at market value as determined by quoted market prices. Amounts due from insurance companies under guaranteed investment contracts are stated at values pursuant to the contracts which approximates fair value.

A brief description of each of the funds is as follows:

                                FIXED INCOME FUND

    Amounts allotted to this fund are invested in fixed income securities such as guaranteed investment contracts, temporary cash investments, government obligations and other fixed income securities that have been selected by the Investment Committee.

    In 1990, the Plan entered into a guaranteed investment contract with The Travelers Insurance Company (The Travelers). In accordance with the terms of this contract, approximately $2.5 million of principal matured in 1997 and 1996 and has been reinvested in various other fixed income investments. The guaranteed investment contract had average yields of 5.93% and 6.48% at December 31, 1997 and 1996, respectively. The crediting interest rate for the investment contract is included in the financial statements at contract value, which approximates fair value, as reported by The Travelers. Contract value represents contributions made under the contract, plus earnings, less any contract administration charges. There has not been any valuation reserve established against the contract value of the guaranteed investment contract.

    At December 31, 1997 and 1996, there were 4,840 and 5,338 participants respectively, with investments of varying portions in this fund.

                           CSW CORPORATION STOCK FUND

    This fund invests in CSW Corporation common stock. CSW Corporation common stock held by the fund at December 31, 1997, was approximately 11,022,400 shares. The share price of CSW Corporation common stock at December 31, 1997, 1996, and 1995 was $27.0625, $25.625, and $27.875, respectively. In 1994, the fund enrolled in the CSW PowerShareSM Dividend Reinvestment and Stock Purchase Plan with the intention of reducing the administrative expenses of the Plan associated with the payment of dividends.

     At December 31, 1997 and 1996, there were 6,613 and 7,035 participants respectively, with investments of varying portions in this fund.

                              ASSET ALLOCATION FUND

    This fund invests in equity mutual funds and a fixed income corporate bond fund. The allocation between the equity mutual funds and fixed income corporate bond fund may be shifted from time to time based on the attractiveness of the stock market.

                            CAPITAL APPRECIATION FUND

    This fund invests in mutual funds that have a goal of long-term growth with no emphasis on current income. The mutual funds purchase stocks of rapidly growing companies or companies with the potential for exceptional growth.

    At December 31, 1997 and 1996, there were 3,731 and 3,226 participants respectively, with investments of varying portions in this fund.

                             GROWTH AND INCOME FUND

    This fund invests in mutual funds whose goal is both growth and current income. These mutual funds purchase stocks of growing companies as well as those whose share price has increased while paying steady dividends.

    At December 31, 1997 and 1996, there were 3,890 and 3,013 participants respectively, with investments of varying portions in this fund.

    At December 31, 1997 and 1996, there were 1,735 and 1,321 participants respectively, with investments of varying portions in this fund.

                                    LOAN FUND

    Participants may borrow from their account balances a minimum of $500 to a maximum equal to the lesser of (1) 50% of a participant's vested account balance or (2) $50,000. Each loan to a participant is evidenced by a written promissory note held by the employer.

    Loans to participants are taken from their contributions by an account hierarchy that has been established to provide the employee with the most beneficial tax treatment and are taken from the investment funds in proportion to the existing fund balances at the time of the request. Repayment terms vary from one to five years for general purpose loans and one to fifteen years for home loans. The interest rate for loans is set periodically by the Corporation and is fixed for the term of the loan. The average rate in 1997, 1996, and 1995 were 9.4375%, 9.3125% and 9.8125% respectively. Payments of principal and interest are credited to each investment fund based on the employee's investment election at the time of repayment.

 (5)  INVESTMENTS

    The fair market values of individual assets that represent 5% or more of the Plan net assets as of December 31, 1997 and 1996, are as follows (in thousands):

      1997:
           Central and South West Corporation Common Stock           $298,295
           Loan Fund - Participant Loans Outstanding                   30,903

      1996:
           Central and South West Corporation Common Stock           $279,744
           Loan Fund - Participant Loans Outstanding                   30,609



(6)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

                                                          December 31,
                                                      1997             1996
Net assets available for benefits,
    per the financial statements                  $668,420          $601,478

Amounts allocated to withdrawing participants       (1,396)           (1,427)
                                                  --------          --------
Net assets available for benefits,
       per the Form 5500                          $667,024          $600,051
                                                  ========          ========


    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

                                                                Year Ended
                                                             DECEMBER 31, 1997

Benefits paid per the financial statements                         $40,929
Amounts allocated to withdrawing participants,
        at December 31, 1997                                         1,396
Amounts allocated to withdrawing participants,
        at December 31, 1996                                        (1,427)
                                                                  --------
Benefits paid to participants per the Form 5500                   $ 40,898
                                                                  ========



    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(7)  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

(8)     PROPOSED AEP MERGER

    In December 1997, CSW and American Electric Power Company, Inc. (AEP) entered into a definitive merger agreement for a tax-free, stock for stock transaction with AEP being the surviving corporation. The transaction is subject to the approval of various state and federal regulatory agencies. The shareholders of CSW have approved the AEP Merger and the shareholders of AEP have approved the issuance of shares of AEP common stock pursuant to the AEP Merger Agreement and will amend AEP's certificate of incorporation to increase the number of authorized shares of AEP common stock from 300 million shares to 600 million shares.

    The proposed AEP Merger, with a targeted completion date in the first half of 1999, is expected to be accounted for as a pooling of interests.

    Upon completion of the AEP Merger, CSW common stockholders will receive 0.6 shares of AEP common stock for each share of CSW common stock. At that time CSW common stockholders will own approximately 40% of the outstanding common stock of AEP. The transaction must satisfy many conditions, some of which may not be waived by the parties. There can be no assurance that the AEP Merger will be consummated.

(9) REALIZED AND UNREALIZED APPRECIATION/(DEPRECIATION)

       In accordance with Department of Labor regulations, the method of calculating realized and unrealized appreciation/(depreciation) for financial reporting purposes is based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year (revalued cost).

             NET REALIZED GAIN/(LOSS) ON DISPOSITION OF INVESTMENTS

     The following sets forth the realized gains and losses of the Plan investments for the years ended December 31, 1997, 1996 and 1995:


                                      1997
-------------------------------------------------------------------------------
                                 (in thousands)

                            Fixed       CSW          Asset        Capital      Growth and
                            Income   Corporation    Allocation  Appreciation     Income
                             Fund    Stock Fund        Fund        Fund           Fund
                            -------  ------------  -----------  ------------  --------------
Proceeds from disposition  $171,387  $     49,325  $     7,460  $     21,365  $       34,807

Revalued cost               174,769        57,378        7,434        19,070          29,732
                            -------  ------------  -----------  ------------  --------------

Net realized gain/(loss)   $ (3,382) $     (8,053) $        26  $      2,295  $        5,075
                            =======  ============  ===========  ============  ==============



                                      1996
--------------------------------------------------------------------------------
                                 (in thousands)

                            Fixed       CSW          Asset        Capital      Growth and
                            Income   Corporation    Allocation  Appreciation     Income
                             Fund    Stock Fund        Fund        Fund           Fund
                            -------  ------------  -----------  ------------  ------------
Proceeds from disposition  $144,493   $   41,408   $     3,001  $     12,453  $     14,653

Revalued cost               146,165       41,794         3,014        11,813        13,384
                            -------   ----------   -----------  ------------  ------------

Net realized gain/(loss)   $ (1,672)  $     (386)  $       (13) $        640  $      1,269
                            =======   ==========   ===========  ============  ============


                                      1995
-------------------------------------------------------------------------------
                                 (in thousands)

                            Fixed       CSW          Asset        Capital      Growth and
                            Income   Corporation    Allocation  Appreciation     Income
                             Fund    Stock Fund        Fund        Fund           Fund
                            -------  ------------  -----------  ------------  ------------
Proceeds from disposition  $141,789  $     11,636  $     3,420  $     17,805  $      5,185

Revalued cost               138,752        10,154        3,256        15,203         4,226
                           --------  ------------  -----------  ------------  ------------

Net realized gain          $  3,037  $      1,482  $       164  $      2,602  $        959
                           ========  ============  ===========  ============  ============


              UNREALIZED APPRECIATION/(DEPRECIATION) ON INVESTMENTS


     The following sets forth the fair market value, revalued cost and current year unrealized appreciation/(depreciation) of the Plan investments for the years ended December 31, 1997, 1996 and 1995:

                                      1997
-------------------------------------------------------------------------------
                                 (in thousands)

                              Fixed       CSW         Asset      Capital      Growth and
                              Income   Corporation  Allocation Appreciation     Income
                               Fund     Stock Fund    Fund         Fund          Fund
                             --------  -----------  ---------  ------------  -----------
Fair market value at
December 31, 1997:           $158,349  $   300,844  $  22,533  $     68,927  $    84,314

Revalued cost at
December 31, 1997:            154,816      278,587     20,863        70,65        80,226
                             --------  -----------  ---------  ------------  -----------

Current year unrealized
appreciation/(depreciation): $  3,533  $    22,257  $   1,670  $     (1,728) $     4,088
                             ========  ===========  =========  ============  ===========

                                      1996
--------------------------------------------------------------------------------
                                 (in thousands)

                              Fixed       CSW         Asset      Capital      Growth and
                              Income   Corporation  Allocation Appreciation     Income
                               Fund     Stock Fund    Fund         Fund          Fund
                             --------  -----------  ---------  ------------  -----------
Fair market value at
December 31, 1996:           $164,172  $   283,125  $  16,070  $     53,273  $    52,322

Revalued cost at
December 31, 1996:            161,424      306,528     14,962        50,499       49,431
                             --------  -----------  ---------  ------------  -----------

Current year unrealized
appreciation/(depreciation): $  2,748  $   (23,403) $   1,108  $      2,774  $     2,891
                             ========  ===========  =========  ============  ===========


                                      1995
-------------------------------------------------------------------------------
                                 (in thousands)


                              Fixed       CSW         Asset      Capital      Growth and
                              Income   Corporation  Allocation Appreciation     Income
                               Fund     Stock Fund    Fund         Fund          Fund
                             --------  -----------  ---------  ------------  -----------
Fair market value at
December 31, 1995:           $164,762  $   314,300  $  12,080  $     38,500  $    33,465

Revalued cost at
December 31, 1995:            162,325      258,094     11,096        34,857       28,837
                             --------  -----------  ---------  ------------  -----------

Current year unrealized
appreciation:                $  2,437  $    56,206  $     984  $      3,643  $     4,628
                             ========  ===========  =========  ============  ===========

                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
           LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                FIXED INCOME FUND
                             AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)
                                 EIN: 51-0007707

    (A)                 (B)                                   (C)                                              (D)      (E)
 PARTY-IN-                                                                                                    COST    CURRENT
 INTEREST        IDENTITY OF ISSUE                          DESCRIPTION                                       VALUE    VALUE

            GUARANTEED INVESTMENT CONTRACT:
            TRAVELERS INSURANCE GROUP              GIC CONTRACT #GR-15049 RATE 9.04%
                                                   MATURITY DATE 01/31/95-01/31/99                           $ 4,873  $ 4,873
                                                                                                             -------  -------

                                                   TOTAL                                                     $ 4,873  $ 4,873
                                                                                                             -------  -------

            U.S. GOVERNMENT SECURITIES:

            FEDERAL NATIONAL MTG ASSOC.            DTD 09-10-91 REG
                                                   MATURITY DATE 09-10-98, RATE 7.85%                        $ 2,131  $ 2,024

            FEDERAL HOME LOAN MTG CORP.            GTD MTG PARTN CTFS SER 1472 CL 1615-E
            MULTICLASS                             MATURITY DATE 08-15-06, RATE 5.30%                            939      988

            FEDERAL HOME LOAN MTG CORP.            GTD MTG PARTN CTFS SER 1472 CL 1472-E  DTD 3-1-93 REG
            MULTICLASS                             MATURITY DATE 02-15-05, RATE 6.25%                            995    1,002

            FEDERAL HOME LOAN MTG CORP MTG PTC CTF GOLD POOL #G1-0011 DTD 6-1-91
                                                   MATURITY DATE 02-01-06, RATE 10.00%                           754      747

            FEDERAL HOME LOAN MTG CORP MTG PTC CTF GOLD POOL #G1-0453 DTD 2-1-96
                                                   MATURITY DATE 06-01-07, RATE 9.00%                            656      641

            FEDERAL HOME LOAN MTG CORP MTG PTC CTF GROUP #20-0112 DTD 7-1-94 REG MATURITY DATE 11-01-05,
                                                   RATE 9.500%                                                   598      596

            FEDERAL HOME LOAN MTG CORP MTG PTC CTF GOLD POOL #B0-0455 DTD 11-1-94
                                                   MATURITY DATE 12-01-03, RATE 9.00%                            761      750

            FEDERAL HOME LOAN MTG CORP MTG PTC CTF GOLD POOL #B0-0511 DTD 5-1-95
                                                   MATURITY DATE 05-01-06, RATE 9.50%                            437      438

            FEDERAL HOME LOAN MTG CORP MTG PTC CTF GROUP #B0-0623 DTD 1-1-97
                                                   MATURITY DATE 06-01-06,RATE 9.00%                             856      850

                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
           LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                FIXED INCOME FUND
                             AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)
                                 EIN: 51-0007707

    (A)                 (B)                                   (C)                                              (D)      (E)
 PARTY-IN-                                                                                                    COST    CURRENT
 INTEREST        IDENTITY OF ISSUE                          DESCRIPTION                                       VALUE    VALUE


            FEDERAL HOME LOAN MTG CORP MTG PTC CTF GROUP #E0-0016 DTD 02-01-91 REG MATURITY DATE 02-01-06
                                                   RATE 9.00%                                                $   749  $   743

            FEDERAL HOME LOAN MTG CORP MTG PTC CTF GOLD POOL #50-4019 DTD 11-1-96
                                                   MATURITY DATE 03-01-06, RATE 9.00%                            577      577

            FEDERAL HOME LOAN MTG CORP MTG PTC CTF GOLD POOL #50-4124 DTD 07-1-97
                                                   MATURITY DATE 04-01-05, RATE 9.00%                            705      709

            FEDERAL HOME LOAN MTG CORP MTG PTC CTF GROUP #17-0128 DTD 6-1-85 REG MATURITY DATE 06-01-15,
                                                   RATE 11.500%                                                   99      102

            FEDERAL HOME LOAN MTG CORP MTG PTC CTF GROUP #54-6107 DTD 3-1-90 REG MATURITY DATE 01-01-16,
                                                   RATE 11.250%                                                  146      147

            FEDERAL NATL MTG ASSN                  MTN DTD 10-24-97
                                                   MATURITY DATE 10-26-99, RATE 6.00%                          5,002    4,995

            F N M A GTD REMIC PASS THRU CTF        SER 1994-51 PT
                                                   MATURITY DATE 03-25-19, RATE 5.750%                         1,510    1,527

            F N M A GTD REMIC PASS THRU CTF        SER 93-136PB
                                                   MATURITY DATE 03-25-19, RATE 6.00%                          1,419    1,438

            F N M A GTD REMIC PASS THRU CTF        SER 93-199PE
                                                   MATURITY DATE 07-25-18, RATE 5.650%                         1,475    1,475

            FEDERAL NATL MTG ASSN GTD MTG PASS     POOL #50412 DTD 03-1-91 REG MATURITY DATE 03-01-06,
            THRU CTF                               RATE 9.000%.                                                  628      630

            FEDERAL NATL MTG ASSN GTD MTG PASS     POOL #50780 DTD 08-1-93 REG MATURITY DATE 08-01-00,
            THRU CTF                               RATE 6.000%.                                                1,460    1,457

                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
           LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                FIXED INCOME FUND
                             AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)
                                 EIN: 51-0007707

    (A)                 (B)                                   (C)                                              (D)      (E)
 PARTY-IN-                                                                                                    COST    CURRENT
 INTEREST        IDENTITY OF ISSUE                          DESCRIPTION                                       VALUE    VALUE

            FEDERAL NATL MTG ASSN GTD MTG PASS     POOL #55535 DTD 10-1-87 REG MATURITY DATE 01-01-01,
            THRU CTF                               RATE 11.500%.                                             $    37  $    35

            FEDERAL NATL MTG ASSN GTD MTG PASS     POOL #70722 DTD 01-01-91 REG MATURITY DATE 01-01-06,
            THRU CTF                               RATE 9.000%.                                                  583      579

            F N M A GTD REMIC PASS THRU CTF        SER 40 CL D DTD 12-1-93, REG
                                                   MATURITY DATE 7-25-16, RATE 5.7%                              689      692

            FEDERAL NATL MTG ASSN GTD MTG PASS     POOL #313592 DTD 06-01-97 REG MATURITY DATE 02-01-01,
            THRU CTF                               RATE 11.00%                                                 1,243    1,243

            FEDERAL NATL MTG ASSN GTD MTG PASS     POOL #341615 DTD 03-01-96 REG MATURITY DATE 030-01-08,      1,386    1,372
            THRU CTF                               RATE 9.50%

            FEDERAL NATL MTG ASSN GTD MTG PASS     POOL #124253 DTD 03-01-92 REG MATURITY DATE 03-01-07,
            THRU CTF                               RATE 9.50%                                                    576      568

            FEDERAL NATL MTG ASSN GTD MTG PASS     POOL #124593 DTD 12-01-92 REG MATURITY DATE 12-01-99,
            THRU CTF                               RATE 7.00%                                                  1,787    1,759

            FEDERAL NATL MTG ASSN GTD MTG PASS     POOL #124674 DTD 02-01-93 REG MATURITY DATE 02-01-00
            THRU CTF                               RATE 7.00%                                                  1,802    1,774

     *      FHA                                    PROJ #13-2741729 DLJ MTG DTD 04-01-97
                                                   MATURITY DATE 01-01-07
                                                   RATE 5.150%                                                   654      654

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #40476 DTD 4-1-80 REG MATURITY DATE 03-15-10,
            THRU CTF                               RATE 11.500%                                                  135      133

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #57188 DTD 5-1-83 REG MATURITY DATE 05-15-13
            THRU CTF                               RATE 11.500%                                                   83       83

                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
           LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                FIXED INCOME FUND
                             AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)
                                 EIN: 51-0007707

    (A)                 (B)                                   (C)                                              (D)      (E)
 PARTY-IN-                                                                                                    COST    CURRENT
 INTEREST        IDENTITY OF ISSUE                          DESCRIPTION                                       VALUE    VALUE

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #58631 DTD 4-1-83 REG MATURITY DATE 03-15-13,
            THRU CTF                               RATE 11.500%                                              $    39  $    40

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #61340 DTD 2-1-83 REG MATURITY DATE 02-15-13,
            THRU CTF                               RATE 11.500%                                                  144      144

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #64555 DTD 9-1-83 REG MATURITY DATE 09-15-13,
            THRU CTF                               RATE 11.500%                                                   38       38

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #71263 DTD 7-1-83 REG MATURITY DATE 07-15-13,
            THRU CTF                               RATE 11.500%                                                   43       45

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #0106501 DTD 12-1-83 REG MATURITY DATE 12-15-13,
            THRU CTF                               RATE 12.500%                                                    -        -

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #0351414 DTD 01-1-94 REG MATURITY DATE 01-15-09,
            THRU CTF                               RATE 7.000%                                                   445      448

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #0352912 DTD 06-1-94 REG MATURITY DATE 05-15-09,
            THRU CTF                               RATE 7.000%                                                    27       27

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #0364984 DTD 04-1-94 REG MATURITY DATE 04-15-09,
            THRU CTF                               RATE 7.000%                                                   371      373

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #0376420 DTD 02-1-94 REG MATURITY DATE 02-15-09,
            THRU CTF                               RATE 7.000%                                                   433      435

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #0376482 DTD 04-1-94 REG MATURITY DATE 04-15-09,
            THRU CTF                               RATE 7.000%                                                   503      506

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #0376567 DTD 07-1-94 REG MATURITY DATE 07-15-09,
            THRU CTF                               RATE 7.000%                                                   404      407

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #0376582 DTD 08-1-94 REG MATURITY DATE 08-15-09,
            THRU CTF                               RATE 7.000%                                                    48       49

                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
           LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                FIXED INCOME FUND
                             AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)
                                 EIN: 51-0007707

    (A)                 (B)                                   (C)                                              (D)      (E)
 PARTY-IN-                                                                                                    COST    CURRENT
 INTEREST        IDENTITY OF ISSUE                          DESCRIPTION                                       VALUE    VALUE

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #0380056 DTD 07-1-94 REG MATURITY DATE 07-15-09,
            THRU CTF                               RATE 7.000%                                               $   184  $   185

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #0380752 DTD 03-1-94 REG MATURITY DATE 02-15-09,
            THRU CTF                               RATE 7.000%                                                    62       62

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #0381048 DTD 02-1-94 REG MATURITY DATE 02-15-09,
            THRU CTF                               RATE 7.000%                                                   200      201

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #0383941 DTD 02-1-94 REG MATURITY DATE 02-15-09,
            THRU CTF                               RATE 7.000%                                                   782      788

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #0385863 DTD 08-1-94 REG MATURITY DATE 08-15-09,
            THRU CTF                               RATE 7.000%                                                   467      470

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #780306 DTD 1-1-96 REG MATURITY DATE 01-15-06,
            THRU CTF                               RATE 9.000%                                                   658      653

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #780328 DTD 2-1-96 REG MATURITY DATE 10-15-06,
            THRU CTF                               RATE 10.000%                                                  607      587


            GOVT NATL MTG ASSN MODIFIED PASS       POOL #140158 DTD 9-1-85 REG MATURITY DATE 09-15-15,
            THRU CTF                               RATE 11.500%                                                   19       20

            GOVT NATL MTG ASSN MODIFIED PASS       POOL #144095 DTD 11-1-85 REG MATURITY DATE 11-15-15,
            THRU CTF                               RATE 11.500%                                                    3        3

            USA TREAS NTS                          DTD 11/1/93 MATURITY DATE 10/31/98, RATE 4.75%              2,742    2,839

            USA TREAS NTS                          DTD 11/24/95 MATURITY DATE 11/15/98, RATE 5.5%              2,412    2,457

            USA TREAS NTS                          DTD 10/31/97 MATURITY DATE 10/31/99, RATE 5.625%           10,487   10,490

            USA TREAS NTS                          DTD 11/30/97 MATURITY DATE 11/30/99, RATE 5.625%            5,638    5,645

                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
           LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                FIXED INCOME FUND
                             AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)
                                 EIN: 51-0007707

    (A)                 (B)                                   (C)                                              (D)      (E)
 PARTY-IN-                                                                                                    COST    CURRENT
 INTEREST        IDENTITY OF ISSUE                          DESCRIPTION                                       VALUE    VALUE
            USA TREAS NTS                          DTD 9/30/97 MATURITY DATE 9/30/99, RATE 5.75%             $ 1,401  $ 1,402

            USA TREAS NTS                          DTD 11/15/97 MATURITY DATE 11/15/00, RATE 5.75%             1,502    1,503

            USA TREAS NTS                          DTD 2/18/97 MATURITY DATE 2/15/00, RATE 5.875%                997    1,004

            USA TREAS NTS                          DTD 7/31/97 MATURITY DATE 7/31/99, RATE 5.875%                250      251

            USA TREAS NTS                          DTD 8/15/97 MATURITY DATE 8/15/00, RATE 6%                  1,007    1,007

            USA TREAS NTS                          DTD 5/15/95 MATURITY DATE 5/15/98, RATE 6.125%                431      431

            USA TREAS NTS                          DTD 1/31/97 MATURITY DATE 1/31/02, RATE 6.25%               8,039    8,025

            USA TREAS NTS                          DTD 3/31/97 MATURITY DATE 3/31/99, RATE 6.25%               5,590    5,640

            USA TREAS NTS                          DTD 10/31/94 MATURITY DATE 10/31/99, RATE 7.5%              6,997    7,062

            USA TREAS NTS                          STRIPPED PRINCIPAL PAYMENT, MATURITY DATE 05-15-02,7.5%       754      765

            USA TREAS NTS                          DTD 11/30/94 MATURITY DATE 11/30/99, RATE 7.75%               383      383
                                                                                                             -------  -------

                                                   TOTAL                                                     $84,979  $85,113
                                                                                                             -------  -------

            COMMON/COLLECT TRUST FUNDS:
            AMERITRUST                             MAGIC FUND                                                $22,433  $31,414

            AMERICAN EXPRESS TRUST                 TRUST COLLECTIVE INCOME FUND III                            4,619    4,833

            THE LASALLE NATIONAL TRUST             INCOME PLUS FUND                                           27,663   27,663
                                                                                                             -------  -------

                                                   TOTAL                                                     $54,715  $63,910
                                                                                                             -------  -------


            OTHER:

     *      MELLON BANK                            EB TEMPORARY INVESTMENT FUND, RATE 5.51%                  $ 4,453  $ 4,453
                                                                                                             -------  -------

                                                   TOTAL                                                     $ 4,453  $ 4,453
                                                                                                             -------  -------


            TOTAL FIXED FUND INVESTMENTS:          GENERAL INVESTMENTS                                      $149,020 $158,349
                                                                                                            ======== ========


 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A
   PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1997, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.

                                               CENTRAL AND SOUTH WEST CORPORATION
                                               RETIREMENT SAVINGS PLAN, PLAN #002
                                   LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                   CSW CORPORATION STOCK FUND
                                                     AS OF DECEMBER 31, 1997
                                        (IN THOUSANDS EXCEPT SHARE AND PAR VALUE AMOUNTS)
                                                         EIN: 51-0007707

   (A)                        (B)                     (C)                                 (D)       (E)
PARTY-IN-                                                                                COST     CURRENT
INTEREST               IDENTITY OF ISSUE          DESCRIPTION                            VALUE     VALUE
          COMMON STOCK:
    *     CENTRAL & SOUTH WEST CORPORATION  11,022,435.52 SHARES COMMON STOCK,         $207,616   $298,295
                                            $3.50 PAR VALUE

    *     MELLON BANK                       EB TEMPORARY INVESTMENT FUND, RATE 5.51%      2,549      2,549
                                                                                        -------    -------

          TOTAL                             GENERAL INVESTMENTS                        $210,165   $300,844
                                                                                        =======    =======




 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A
   PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1997, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.



                                                 CENTRAL AND SOUTH WEST CORPORATION
                                                 RETIREMENT SAVINGS PLAN, PLAN #002
                                     LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                       ASSET ALLOCATION FUND
                                                      AS OF DECEMBER 31, 1997
                                                           (IN THOUSANDS)
                                                          EIN: 51-0007707


   (A)                          (B)                       (C)                                  (D)      (E)
PARTY-IN-                                                                                     COST    CURRENT
 INTEREST                IDENTITY OF ISSUE            DESCRIPTION                             VALUE    VALUE
           INTEREST IN REGISTERED
           INVESTMENT COMPANIES:
           WANGER ASSET MANAGEMENT, L.P.      ACORN FUND #5600008899                        $ 1,593    $1,878

           VENTURE ADVISORS                   DAVIS NEW YORK VENTURE FUND #25-2119060982      2,515     4,176

           THE VANGUARD GROUP                 VANGUARD S/T CORPORATE BOND FUND #9876566232    9,800     9,845

           AMERICAN FUNDS SERVICE COMPANY     EUROPACIFIC GROWTH FUND #59078586               3,105     3,420

           AMERICAN FUNDS SERVICE COMPANY     WASHINGTON MUTUAL FUND #58483115-01             2,499     3,214
                                                                                             ------    ------

           TOTAL                              GENERAL INVESTMENTS                           $19,512   $22,533
                                                                                             ======    ======




 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A
   PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1997, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.

                                                          CENTRAL AND SOUTH WEST CORPORATION
                                                          RETIREMENT SAVINGS PLAN, PLAN #002
                                              LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                              CAPITAL APPRECIATION FUND
                                                               AS OF DECEMBER 31, 1997
                                                                    (IN THOUSANDS)
                                                                   EIN: 51-0007707



    (A)                       (B)                         (C)                                   (D)       (E)
PARTY-IN-                                                                                      COST     CURRENT
INTEREST              IDENTITY OF ISSUE              DESCRIPTION                               VALUE     VALUE
            INTEREST IN REGISTERED
            INVESTMENT COMPANIES:
            THE JANUS FUND                   JANUS FUND #42-200208624-0                       $19,231   $21,807

            NEUBERGER & BERMAN EQUITY TRUST  GUARDIAN TRUST FUND #0000584                      17,730    21,372

            TWENTIETH CENTURY INVESTORS      TWENTIETH CENTURY INVESTORS ULTRA #22001330733    27,820    25,748
                                                                                               ------    ------

            TOTAL                            GENERAL INVESTMENTS                              $64,781   $68,927
                                                                                               ======    ======




 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A
   PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1997, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.


                                                         CENTRAL AND SOUTH WEST CORPORATION
                                                         RETIREMENT SAVINGS PLAN, PLAN #002
                                             LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                               GROWTH AND INCOME FUND
                                                               AS OF DECEMBER 31, 1997
                                                                   (IN THOUSANDS)
                                                                   EIN: 51-0007707



    (A)                    (B)                          (C)                        (D)      (E)
 PARTY-IN-                                                                        COST    CURRENT
 INTEREST           IDENTITY OF ISSUE               DESCRIPTION                   VALUE    VALUE
            INTEREST IN REGISTERED
            INVESTMENT COMPANIES:
            AMERICAN FUNDS SERVICE COMPANY   AMERICAN MUTUAL FUND #58338376-03  $25,139  $29,254

            WADDELL & REED                   UNITED INCOME FUND #21281167-621    22,638   29,208

            THE VANGUARD GROUP               WINDSOR II FUND #9846629536         24,066   25,852
                                                                                 ------   ------

            TOTAL                            GENERAL INVESTMENTS                $71,843  $84,314
                                                                                 ======   ======




 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A
   PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1997, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.



                                                     CENTRAL AND SOUTH WEST CORPORATION
                                                     RETIREMENT SAVINGS PLAN, PLAN #002
                                         LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                                 LOAN FUND
                                                          AS OF DECEMBER 31, 1997
                                                               (IN THOUSANDS)
                                                              EIN: 51-0007707



   (A)            (B)                        (C)                                             (D)       (E)
PARTY-IN-                                                                                    COST    CURRENT
INTEREST   IDENTITY OF ISSUE             DESCRIPTION                                        VALUE     VALUE

    *     PARTICIPANT LOANS    LOANS TO PARTICIPANTS, INTEREST RATES ON OUTSTANDING
                               LOANS RANGE FROM 7%-11%.                                    30,903    30,903
                                                                                           ------    ------
          TOTAL                GENERAL INVESTMENTS                                        $30,903   $30,903
                                                                                           ======    ======



                                                      TOTAL OF RETIREMENT SAVINGS PLAN
                                                      ASSETS HELD FOR INVESTMENT
                                                      PURPOSES:                          $546,224  $665,870
                                                                                          =======   =======





 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A
   PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1997, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.

                                    CENTRAL AND SOUTH WEST CORPORATION
                                          RETIREMENT SAVINGS PLAN
                               LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                          AS OF DECEMBER 31, 1997
                                              EIN: 51-0007707

        (a)(b)                     (f)                (g)           (h)            (i)
 Description of asset and                                       Current value
Identity of party involved                                      of asset on
(include interest rate and   Expense Incurred        Cost       transaction      Net gain
maturity in case of a loan)   with transaction      of asset        date         or (loss)
-------------------------------------------------------------------------------------------
        FIXED INCOME FUND

American Express Trust Income Fund III

2 SALES:                                           $18,384,581   $19,000,000     $615,419
1 PURCHASE:                                        $23,003,642   $23,003,642


Mellon Bank N A
EB Temporary Investment Fund

239 SALES:                                        $122,214,096  $122,214,096
234 PURCHASES:                                    $123,682,472  $123,682,472


       CSW CORPORATION STOCK FUND

Central & South West Corp Del Com

47 SALES:                           $70,763        $36,423,420   $43,762,823   $7,339,403
28 PURCHASES:                       $12,011        $51,677,738   $51,677,738


Mellon Bank N A
EB Temporary Investment Fund

127 SALES:                                         $74,329,671   $74,329,671
110 PURCHASES:                                     $68,417,057   $68,417,057


       GROWTH & INCOME FUND

Vanguard
Windsor II Portfolio

100 SALES:                                         $30,600,726   $34,708,023   $4,107,297
156 PURCHASES:                                     $38,047,045   $38,047,045


       CAPITAL APPRECIATION FUND

American Century Investments
Twentieth Century Ultra Funds
119 SALES:                                         $33,612,364   $35,781,269   $2,168,905
136 PURCHASES:                                     $39,413,782   $39,413,782




THIS SUPPLEMENTAL SCHEDULE LISTS REPORTABLE TRANSACTIONS AT DECEMBER 31, 1997,
AS REQUIRED BY THE DEPARTMENT OFLABOR RULES AND REGULATIONS FOR REPORTING AND
DISCLOSURE.


                                    SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                           CENTRAL AND SOUTH WEST CORPORATION
                                               RETIREMENT SAVINGS PLAN
                                                    (Name of Plan)





                                           BY: /S/  L. B. CONNORS
                                                    Controller
                                           Central and South West Corporation





Date:   June 20, 1998

                                INDEX TO EXHIBIT




EXHIBIT                                                           TRANSMISSION
NUMBER                DESCRIPTION                                 METHOD

    1                 CONSENT OF INDEPENDENT                      ELECTRONIC
                      PUBLIC ACCOUNTANTS
                      (ARTHUR ANDERSEN LLP,
                            DALLAS, TEXAS)